Bergstrom Capital Corporation
Form N-SAR
For Period Ending 12/31/97
File Number (c) 811-1641
Attachment Per Item 77
Sub-Item 77Q.2.
Information Called for
by Item 405 of Regulation S-X

Section 30(h) Beneficial Ownership Reporting Compliance

        Section 30(h) of the Investment Company Act of 1940 requires the Company's officers, directors and investment advisers, the affiliated persons of such investment advisers, and the beneficial owners of more than ten percent of the Company's Capital Stock to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission and the American Stock Exchange, and to provide copies of such reports to the Company.

        Based solely on a review of the copies of such reports received by it and of written representations by reporting persons that no additional reports are due, the Company believes that all Section 30(h) filing requirements for 1997 were satisfied, except as follows.

        Joachim Madler, a member of the Board of Managers of Dresdner RCM Global Investors LLC ("Dresdner RCM"), and Susan C. Gause, Senior Vice President and Chief Financial Officer of Dresdner RCM, failed to file on a timely basis their initial reports of ownership on Form 3. This information was subsequently reported, as required, on Form 5. The Form 5 filed by Joachim Madler was filed on December 2, 1997. No Form 5 was filed by Joachim Madler for the period December 3, 1997 through December 31, 1997, and the Company did not receive a written representation from Joachim Madler that no Form 5 for this period was required.